SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                          Commission file number 1-3004



                             Illinois Power Company
                             Incentive Savings Plan
                            (Full title of the plan)




                              Illinova Corporation
                              500 South 27th Street
                             Decatur, Illinois 62525


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN



                              FINANCIAL STATEMENTS
                           AND ADDITIONAL INFORMATION




                                DECEMBER 31, 1997

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN


             Index to Financial Statements and Additional Information

Financial Statements:                                                      Page

   Report of Independent Accountants                                          1

   Statements of Net Assets Available for Benefits
   with Fund Information as of
   December 31, 1997 and 1996                                              2-14

   Statements  of Changes in Net Assets  Available
   for Benefits  with Fund Information for the
   years ended December 31, 1997 and 1996                                 15-28

   Notes to Financial Statements                                          29-37

Additional Information:

   Schedule I - Schedule of Assets Held for Investment Purposes

   Schedule II - Schedule of Reportable Transactions



   Note: Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                                   Fidelity
                                                Illinova           Equity
                                                 Stock              Income
                                                 Fund               Fund
ASSETS:
   Cash and Temporary Cash Investments          $298,849                 $0
   Investments at Fair Value                  25,968,828         41,911,711
                                             -----------        -----------
       Total Investments                      26,267,677         41,911,711

   Dividends and Interest Receivable               1,278                  0
   Employee Contributions Receivable               2,051             67,595
   Employer Contributions Receivable             811,796                  0
   Loan Repayments Receivable                        591             15,454
   Loans Outstanding                                   0                  0
                                             -----------        -----------
       Other Assets                              815,716             83,049
                                             -----------        -----------
   Total Assets                               27,083,393         41,994,760
                                             -----------        -----------

LIABILITIES:
   Accrued Expenses                               13,999                  0
                                             -----------        -----------
   Total Liabilities                              13,999                  0
                                             -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS            $27,069,394        $41,994,760
                                             ===========        ===========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                Fidelity
                                               Retirement
                                                 Growth             Loan
                                                  Fund              Fund
ASSETS:
   Cash and Temporary Cash Investments                $0                $0
   Investments at Fair Value                  33,106,384                 0
                                             -----------        ----------
       Total Investments                      33,106,384                 0

   Dividends and Interest Receivable                   0                 0
   Employee Contributions Receivable              61,714                 0
   Employer Contributions Receivable                   0                 0
   Loan Repayments Receivable                     13,682          (50,704)
   Loans Outstanding                                   0         3,916,574
                                             -----------        ----------
       Other Assets                               75,396         3,865,870
                                             -----------        ----------
   Total Assets                               33,181,780         3,865,870
                                             -----------        ----------

LIABILITIES:
   Accrued Expenses                                    0                 0
                                             -----------        ----------
   Total Liabilities                                   0                 0
                                             -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS            $33,181,780        $3,865,870
                                             ===========        ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                               Fidelity            Fidelity
                                                Asset               Asset
                                                Manager            Manager
                                                Income              Growth
                                                 Fund                Fund
ASSETS:
   Cash and Temporary Cash Investments               $0                 $0
   Investments at Fair Value                  1,181,289          7,373,529
                                             ----------         ----------
       Total Investments                      1,181,289          7,373,529

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable              3,244             16,817
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                       535              2,828
   Loans Outstanding                                  0                  0
                                             ----------         ----------
       Other Assets                               3,779             19,645
                                             ----------         ----------
   Total Assets                               1,185,068          7,393,174
                                             ----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                             ----------         ----------
   Total Liabilities                                  0                  0
                                             ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS            $1,185,068         $7,393,174
                                             ==========         ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                              Fidelity             Fidelity
                                               Asset              International
                                              Manager              Growth and
                                                Fund               Income Fund
ASSETS:
   Cash and Temporary Cash Investments               $0                 $0
   Investments at Fair Value                  9,362,941          3,347,530
                                             ----------         ----------
       Total Investments                      9,362,941          3,347,530

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             17,467              9,260
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                     3,827              1,897
   Loans Outstanding                                  0                  0
                                             ----------         ----------
       Other Assets                              21,294             11,157
                                             ----------         ----------
   Total Assets                               9,384,235          3,358,687
                                             ----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                             ----------         ----------
   Total Liabilities                                  0                  0
                                             ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS            $9,384,235         $3,358,687
                                             ==========         ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                               Fidelity
                                                Managed           US Equity
                                                Income              Index
                                               Portfolio          Commingled
                                                 Fund                Pool
ASSETS:
   Cash and Temporary Cash Investments                $0                $0
   Investments at Fair Value                  15,046,006         2,855,122
                                             -----------        ----------
       Total Investments                      15,046,006         2,855,122

   Dividends and Interest Receivable                   0                 0
   Employee Contributions Receivable              20,818            10,869
   Employer Contributions Receivable                   0                 0
   Loan Repayments Receivable                      6,516             1,975
   Loans Outstanding                                   0                 0
                                             -----------        ----------
       Other Assets                               27,334            12,844
                                             -----------        ----------
   Total Assets                               15,073,340         2,867,966
                                             -----------        ----------

LIABILITIES:
   Accrued Expenses                                    0                 0
                                             -----------        ----------
   Total Liabilities                                   0                 0
                                             -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS            $15,073,340        $2,867,966
                                             ===========        ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits
with Fund Information as of December 31, 1997
                                              Founders             USAA
                                               Growth           International
                                                Fund               Fund
ASSETS:
   Cash and Temporary Cash Investments               $0               $0
   Investments at Fair Value                  1,687,490          683,595
                                             ----------         --------
       Total Investments                      1,687,490          683,595

   Dividends and Interest Receivable                  0                0
   Employee Contributions Receivable              6,023            2,407
   Employer Contributions Receivable                  0                0
   Loan Repayments Receivable                     1,171              342
   Loans Outstanding                                  0                0
                                             ----------         --------
       Other Assets                               7,194            2,749
                                             ----------         --------
   Total Assets                               1,694,684          686,344
                                             ----------         --------

LIABILITIES:
   Accrued Expenses                                   0                0
                                             ----------         --------
   Total Liabilities                                  0                0
                                             ----------         --------
NET ASSETS AVAILABLE FOR BENEFITS            $1,694,684         $686,344
                                             ==========         ========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                              Warburg
                                               Pincus              Fidelity
                                              Emerging            Brokerage
                                               Growth                Link
ASSETS:
   Cash and Temporary Cash Investments             $0                   $0
   Investments at Fair Value                  961,687            1,621,382
                                             --------           ----------
       Total Investments                      961,687            1,621,382

   Dividends and Interest Receivable                0                    0
   Employee Contributions Receivable            3,639                1,469
   Employer Contributions Receivable                0                    0
   Loan Repayments Receivable                     757                1,129
   Loans Outstanding                                0                    0
                                             --------           ----------
       Other Assets                             4,396                2,598
                                             --------           ----------
   Total Assets                               966,083            1,623,980
                                             --------           ----------

LIABILITIES:
   Accrued Expenses                                 0                    0
                                             --------           ----------
   Total Liabilities                                0                    0
                                             --------           ----------
NET ASSETS AVAILABLE FOR BENEFITS            $966,083           $1,623,980
                                             ========           ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                               Total All Funds
ASSETS:
   Cash and Temporary Cash Investments               $298,849
   Investments at Fair Value                      145,107,494
                                                 ------------
       Total Investments                          145,406,343

   Dividends and Interest Receivable                    1,278
   Employee Contributions Receivable                  223,373
   Employer Contributions Receivable                  811,796
   Loan Repayments Receivable                               0
   Loans Outstanding                                3,916,574
                                                 ------------
       Other Assets                                 4,953,021
                                                 ------------
   Total Assets                                   150,359,364
                                                 ------------

LIABILITIES:
   Accrued Expenses                                    13,999
                                                 ------------
   Total Liabilities                                   13,999
                                                 ------------
NET ASSETS AVAILABLE FOR BENEFITS                $150,345,365
                                                 ============


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                                                   Fidelity
                                                Illinova            Equity
                                                 Stock              Income
                                                 Fund                Fund
ASSETS:
   Cash and Temporary Cash Investments          $239,867                 $0
   Investments at Fair Value                  23,995,153         32,696,498
                                             -----------        -----------
       Total Investments                      24,235,020         32,696,498

   Dividends and Interest Receivable                 954                  0
   Employee Contributions Receivable               1,768             54,454
   Employer Contributions Receivable           1,166,375                  0
   Loan Repayments Receivable                      1,446             12,518
   Loans Outstanding                                   0                  0
                                             -----------        -----------
       Other Assets                            1,170,543             66,972
                                             -----------        -----------
   Total Assets                               25,405,563         32,763,470
                                             -----------        -----------

LIABILITIES:
   Accrued Expenses                                1,906                  0
                                             -----------        -----------
   Total Liabilities                               1,906                  0
                                             -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS            $25,403,657        $32,763,470
                                             ===========        ===========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits
with Fund Information as of December 31, 1996
                                               Fidelity
                                               Retirement
                                                 Growth             Loan
                                                 Fund               Fund
ASSETS:
   Cash and Temporary Cash Investments                $0                $0
   Investments at Fair Value                  30,209,967                 0
                                             -----------        ----------
       Total Investments                      30,209,967                 0

   Dividends and Interest Receivable                   0                 0
   Employee Contributions Receivable              61,030                 0
   Employer Contributions Receivable                   0                 0
   Loan Repayments Receivable                     12,184          (41,691)
   Loans Outstanding                                   0         3,959,549
                                             -----------        ----------
       Other Assets                               73,214         3,917,858
                                             -----------        ----------
   Total Assets                               30,283,181         3,917,858
                                             -----------        ----------

LIABILITIES:
   Accrued Expenses                                    0                 0
                                             -----------        ----------
   Total Liabilities                                   0                 0
                                             -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS            $30,283,181        $3,917,858
                                             ===========        ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                              Fidelity            Fidelity
                                               Asset               Asset
                                               Manager            Manager
                                               Income             Growth
                                                Fund               Fund
ASSETS:
   Cash and Temporary Cash Investments               $0                 $0
   Investments at Fair Value                  1,119,400          5,160,883
                                             ----------         ----------
       Total Investments                      1,119,400          5,160,883

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable              2,886             12,849
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                       308              2,247
   Loans Outstanding                                  0                  0
                                             ----------         ----------
       Other Assets                               3,194             15,096
                                             ----------         ----------
   Total Assets                               1,122,594          5,175,979
                                             ----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                             ----------         ----------
   Total Liabilities                                  0                  0
                                             ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS            $1,122,594         $5,175,979
                                             ==========         ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                              Fidelity            Fidelity
                                               Asset             International
                                               Manager            Growth and
                                                Fund              Income Fund
ASSETS:
   Cash and Temporary Cash Investments               $0                 $0
   Investments at Fair Value                  8,191,890          3,742,593
                                             ----------         ----------
       Total Investments                      8,191,890          3,742,593

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             16,253              9,682
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                     3,067              3,310
   Loans Outstanding                                  0                  0
                                             ----------         ----------
       Other Assets                              19,320             12,992
                                             ----------         ----------
   Total Assets                               8,211,210          3,755,585
                                             ----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                             ----------         ----------
   Total Liabilities                                  0                  0
                                             ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS            $8,211,210         $3,755,585
                                             ==========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                               Fidelity
                                                Managed
                                                Income
                                               Portfolio          Total All
                                                 Fund               Funds
ASSETS:
   Cash and Temporary Cash Investments                $0            $239,867
   Investments at Fair Value                  15,051,091         120,167,475
                                             -----------        ------------
       Total Investments                      15,051,091         120,407,342

   Dividends and Interest Receivable                   0                 954
   Employee Contributions Receivable              19,866             178,788
   Employer Contributions Receivable                   0           1,166,375
   Loan Repayments Receivable                      6,611                   0
   Loans Outstanding                                   0           3,959,549
                                             -----------        ------------
       Other Assets                               26,477           5,305,666
                                             -----------        ------------
   Total Assets                               15,077,568         125,713,008
                                             -----------        ------------

LIABILITIES:
   Accrued Expenses                                    0               1,906
                                             -----------        ------------
   Total Liabilities                                   0               1,906
                                             -----------        ------------
NET ASSETS AVAILABLE FOR BENEFITS            $15,077,568        $125,711,102
                                             ===========        ============


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                                  Fidelity
                                              Illinova             Equity
                                                Stock              Income
                                                Fund                Fund
Sources of Participants' Equity:
   Contributions:
         Employee                               $138,130         $2,330,525
         Employer                              2,098,559                  0
         Fund-to-Fund Transfers                (508,012)        (1,051,248)
         Plan-to-Plan Transfers                  362,516            173,428
         Loan Repayments                          24,158            550,338
                                             -----------        -----------
                                               2,115,351          2,003,043
                                             -----------        -----------
   Investment Income:
       Dividend and Interest Income            1,167,523          2,301,987
       Net Change in Fair Value of
         Investments                           (236,476)          7,457,216
                                             -----------        -----------
                                                 931,047          9,759,203
                                             -----------        -----------
Application of Participants' Equity:
       Loans to Participants                      14,929            421,790
       Distributions to Active and
         Terminated Participants               1,337,976          2,104,579
       Administrative and Miscellaneous
         Expenses                                 27,756              4,587
                                             -----------        -----------
                                               1,380,661          2,530,956
                                             -----------        -----------
Increase (Decrease) in Net Assets
   Available for Benefits                      1,665,737          9,231,290

Net Assets Available for Benefits,
   Beginning of Year                          25,403,657         32,763,470
                                             -----------        -----------
Net Assets Available for Benefits,
   End of Year                               $27,069,394        $41,994,760
                                             ===========        ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                               Fidelity
                                              Retirement
                                                Growth              Loan
                                                 Fund               Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $2,324,724                 $0
         Employer                                      0                  0
         Fund-to-Fund Transfers              (3,876,423)                  0
         Plan-to-Plan Transfers                  329,329             51,768
         Loan Repayments                         535,953        (1,385,047)
                                             -----------         ----------
                                               (686,417)        (1,333,279)
                                             -----------         ----------
   Investment Income:
       Dividend and Interest Income            5,719,211                  0
       Net Change in Fair Value of
         Investments                           (309,142)                  0
                                             -----------         ----------
                                               5,410,069                  0
                                             -----------         ----------
Application of Participants' Equity:
       Loans to Participants                     448,737        (1,419,920)
       Distributions to Active and
         Terminated Participants               1,375,393            138,629
       Administrative and Miscellaneous
         Expenses                                    923                  0
                                             -----------         ----------
                                               1,825,053        (1,281,291)
                                             -----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                      2,898,599           (51,988)

Net Assets Available for Benefits,
   Beginning of Year                          30,283,181          3,917,858
                                             -----------         ----------
Net Assets Available for Benefits,
   End of Year                               $33,181,780         $3,865,870
                                             ===========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                              Fidelity             Fidelity
                                               Asset                Asset
                                               Manager             Manager
                                               Income              Growth
                                                Fund                Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $115,604            $613,537
         Employer                                     0                   0
         Fund-to-Fund Transfers                  15,388             304,151
         Plan-to-Plan Transfers                   8,077              73,516
         Loan Repayments                         15,141              85,308
                                             ----------          ----------
                                                154,210           1,076,512
                                             ----------          ----------
   Investment Income:
       Dividend and Interest Income              75,317             770,110
       Net Change in Fair Value of
         Investments                             51,147             727,905
                                             ----------          ----------
                                                126,464           1,498,015
                                             ----------          ----------
Application of Participants' Equity:
       Loans to Participants                      9,004              77,676
       Distributions to Active and
         Terminated Participants                209,150             279,652
       Administrative and Miscellaneous
         Expenses                                    46                   4
                                             ----------          ----------
                                                218,200             357,332
                                             ----------          ----------
Increase (Decrease) in Net Assets
   Available for Benefits                        62,474           2,217,195

Net Assets Available for Benefits,
   Beginning of Year                          1,122,594           5,175,979
                                             ----------          ----------
Net Assets Available for Benefits,
   End of Year                               $1,185,068          $7,393,174
                                             ==========          ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                              Fidelity             Fidelity
                                               Asset              International
                                               Manager             Growth and
                                                Fund               Income Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $606,566           $374,621
         Employer                                     0                  0
         Fund-to-Fund Transfers               (440,383)          (802,524)
         Plan-to-Plan Transfers                  51,709            (3,351)
         Loan Repayments                        119,390             73,246
                                             ----------         ----------
                                                337,282          (358,008)
                                             ----------         ----------
   Investment Income:
       Dividend and Interest Income             819,149            211,670
       Net Change in Fair Value of
         Investments                            931,548             60,787
                                             ----------         ----------
                                              1,750,697            272,457
                                             ----------         ----------
Application of Participants' Equity:
       Loans to Participants                    124,568             53,291
       Distributions to Active and
         Terminated Participants                790,382            257,952
       Administrative and Miscellaneous
         Expenses                                     4                104
                                             ----------         ----------
                                                914,954            311,347
                                             ----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                     1,173,025          (396,898)

Net Assets Available for Benefits,
   Beginning of Year                          8,211,210          3,755,585
                                             ----------         ----------
Net Assets Available for Benefits,
   End of Year                               $9,384,235         $3,358,687
                                             ==========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                               Fidelity
                                                Managed           US Equity
                                                Income             Index
                                               Portfolio         Commingled
                                                  Fund              Pool
Sources of Participants' Equity:
   Contributions:
         Employee                               $805,198          $210,662
         Employer                                      0                 0
         Fund-to-Fund Transfers                (474,453)         2,424,167
         Plan-to-Plan Transfers                   79,844          (26,171)
         Loan Repayments                         237,151            24,376
                                             -----------        ----------
                                                 647,740         2,633,034
                                             -----------        ----------
   Investment Income:
       Dividend and Interest Income              894,814                 0
       Net Change in Fair Value of
         Investments                                   0           258,350
                                             -----------        ----------
                                                 894,814           258,350
                                             -----------        ----------
Application of Participants' Equity:
       Loans to Participants                     230,744            10,784
       Distributions to Active and
         Terminated Participants               1,310,245            12,634
       Administrative and Miscellaneous
         Expenses                                  5,793                 0
                                             -----------        ----------
                                               1,546,782            23,418
                                             -----------        ----------
Increase (Decrease) in Net Assets
   Available for Benefits                        (4,228)         2,867,966

Net Assets Available for Benefits,
   Beginning of Year                          15,077,568                 0
                                             -----------        ----------
Net Assets Available for Benefits,
   End of Year                               $15,073,340        $2,867,966
                                             ===========        ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                              Founders              USAA
                                                Growth           International
                                                 Fund               Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $209,244          $72,604
         Employer                                     0                0
         Fund-to-Fund Transfers               1,416,164          602,620
         Plan-to-Plan Transfers                   3,189            1,035
         Loan Repayments                         11,480            6,372
                                             ----------         --------
                                              1,640,077          682,631
                                             ----------         --------
   Investment Income:
       Dividend and Interest Income             225,803           52,823
       Net Change in Fair Value of
         Investments                          (144,840)         (42,418)
                                             ----------         --------
                                                 80,963           10,405
                                             ----------         --------
Application of Participants' Equity:
       Loans to Participants                     14,053            6,692
       Distributions to Active and
         Terminated Participants                 12,303                0
       Administrative and Miscellaneous
         Expenses                                     0                0
                                             ----------         --------
                                                 26,356            6,692
                                             ----------         --------
Increase (Decrease) in Net Assets
   Available for Benefits                     1,694,684          686,344

Net Assets Available for Benefits,
   Beginning of Year                                  0                0
                                             ----------         --------
Net Assets Available for Benefits,
   End of Year                               $1,694,684         $686,344
                                             ==========         ========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                               Warburg
                                               Pincus             Fidelity
                                              Emerging            Brokerage
                                               Growth               Link
Sources of Participants' Equity:
   Contributions:
         Employee                            $123,549              $26,967
         Employer                                   0                    0
         Fund-to-Fund Transfers               752,293            1,638,260
         Plan-to-Plan Transfers                 1,376                    0
         Loan Repayments                        9,950               21,491
                                             --------           ----------
                                              887,168            1,686,718
                                             --------           ----------
   Investment Income:
       Dividend and Interest Income            56,840                    0
       Net Change in Fair Value of
         Investments                           29,727                    0
                                             --------           ----------
                                               86,567                    0
                                             --------           ----------
Application of Participants' Equity:
       Loans to Participants                    7,652                    0
       Distributions to Active and
         Terminated Participants                    0                    0
       Administrative and Miscellaneous
         Expenses                                   0               62,738
                                             --------           ----------
                                                7,652               62,738
                                             --------           ----------
Increase (Decrease) in Net Assets
   Available for Benefits                     966,083            1,623,980

Net Assets Available for Benefits,
   Beginning of Year                                0                    0
                                             --------           ----------
Net Assets Available for Benefits,
   End of Year                               $966,083           $1,623,980
                                             ========           ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                  Total All
                                                    Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                  $7,951,931
         Employer                                   2,098,559
         Fund-to-Fund Transfers                             0
         Plan-to-Plan Transfers                     1,106,265
         Loan Repayments                              329,307
                                                 ------------
                                                   11,486,062
                                                 ------------
   Investment Income:
       Dividend and Interest Income                12,295,247
       Net Change in Fair Value of
         Investments                                8,783,804
                                                 ------------
                                                   21,079,051
                                                 ------------
Application of Participants' Equity:
       Loans to Participants                                0
       Distributions to Active and
         Terminated Participants                    7,828,895
       Administrative and Miscellaneous
         Expenses                                     101,955
                                                 ------------
                                                    7,930,850
                                                 ------------
Increase (Decrease) in Net Assets
   Available for Benefits                          24,634,263

Net Assets Available for Benefits,
   Beginning of Year                              125,711,102
                                                 ------------
Net Assets Available for Benefits,
   End of Year                                   $150,345,365
                                                 ============

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                               Guaranteed          Illinova
                                                Investment          Stock
                                                 Fund               Fund
Sources of Participants' Equity:
   Contributions:
         Employee                                     $0           $113,909
         Employer                                      0          2,427,868
         Fund-to-Fund Transfers              (4,053,196)        (1,117,223)
         Plan-to-Plan Transfers                    8,632            240,896
         Loan Repayments                               0             20,276
                                              ----------        -----------
                                             (4,044,564)          1,685,726
                                              ----------        -----------
   Investment Income:
       Dividend and Interest Income               93,555            985,562
       Net Change in Fair Value of
         Investments                                   0        (2,123,802)
                                              ----------        -----------
                                                  93,555        (1,138,240)
                                              ----------        -----------
Application of Participants' Equity:
       Loans to Participants                      34,415             46,161
       Distributions to Active and
         Terminated Participants                 349,894          2,329,230
       Administrative and Miscellaneous
         Expenses                                      0             23,361
                                              ----------        -----------
                                                 384,309          2,398,752
                                              ----------        -----------
Increase (Decrease) in Net Assets
   Available for Benefits                    (4,335,318)        (1,851,266)

Net Assets Available for Benefits,
   Beginning of Year                           4,335,318         27,254,923
                                              ----------        -----------
Net Assets Available for Benefits,
   End of Year                                        $0        $25,403,657
                                              ==========        ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                               Fidelity            Fidelity
                                                Equity            Retirement
                                                Income               Growth
                                                 Fund                 Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $2,088,452         $2,701,215
         Employer                                      0                  0
         Fund-to-Fund Transfers                2,267,800         (2,163,022)
         Plan-to-Plan Transfers                  196,007            132,054
         Loan Repayments                         492,947            538,025
                                             -----------        -----------
                                               5,045,206          1,208,272
                                             -----------        -----------
   Investment Income:
       Dividend and Interest Income            2,018,141          3,751,565
       Net Change in Fair Value of
         Investments                           3,507,230         (1,328,460)
                                             -----------        -----------
                                               5,525,371          2,423,105
                                             -----------        -----------
Application of Participants' Equity:
       Loans to Participants                     575,901            654,656
       Distributions to Active and
         Terminated Participants               2,478,672          2,324,197
       Administrative and Miscellaneous
         Expenses                                  3,417              1,113
                                             -----------        -----------
                                               3,057,990          2,979,966
                                             -----------        -----------
Increase (Decrease) in Net Assets
   Available for Benefits                      7,512,587            651,411

Net Assets Available for Benefits,
   Beginning of Year                          25,250,883         29,631,770
                                             -----------        -----------
Net Assets Available for Benefits,
   End of Year                               $32,763,470        $30,283,181
                                             ===========        ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                                   Fidelity
                                                                    Asset
                                                                   Manager
                                                Loan                Income
                                                Fund                 Fund
Sources of Participants' Equity:
   Contributions:
         Employee                                    $0           $109,994
         Employer                                     0                  0
         Fund-to-Fund Transfers                       0            147,286
         Plan-to-Plan Transfers                  34,288              1,766
         Loan Repayments                     1,326,383)             11,577
                                             ----------         ----------
                                             1,292,095)            270,623
                                             ----------         ----------
   Investment Income:
       Dividend and Interest Income                   0             71,593
       Net Change in Fair Value of
         Investments                                  0                 74
                                             ----------         ----------
                                                      0             71,667
                                             ----------         ----------
Application of Participants' Equity:
       Loans to Participants                 1,776,177)              9,476
       Distributions to Active and
         Terminated Participants                218,372            126,138
       Administrative and Miscellaneous
         Expenses                                     0                  0
                                             ----------         ----------
                                             1,557,805)            135,614
                                             ----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                       265,710            206,676

Net Assets Available for Benefits,
   Beginning of Year                          3,652,148            915,918
                                             ----------         ----------
Net Assets Available for Benefits,
   End of Year                               $3,917,858         $1,122,594
                                             ==========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                              Fidelity
                                               Asset              Fidelity
                                              Manager              Asset
                                               Growth           t Manager
                                                Fund               Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $514,729           $684,488
         Employer                                     0                  0
         Fund-to-Fund Transfers                 412,675          (498,277)
         Plan-to-Plan Transfers                  45,836             50,856
         Loan Repayments                         90,739            135,366
                                             ----------         ----------
                                              1,063,979            372,433
                                             ----------         ----------
   Investment Income:
       Dividend and Interest Income             427,136            645,695
       Net Change in Fair Value of
         Investments                            259,672            315,713
                                             ----------         ----------
                                                686,808            961,408
                                             ----------         ----------
Application of Participants' Equity:
       Loans to Participants                     56,573            129,270
       Distributions to Active and
         Terminated Participants                143,232            683,807
       Administrative and Miscellaneous
         Expenses                                     0                 46
                                             ----------         ----------
                                                199,805            813,123
                                             ----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                     1,550,982            520,718

Net Assets Available for Benefits,
   Beginning of Year                          3,624,997          7,690,492
                                             ----------         ----------
Net Assets Available for Benefits,
   End of Year                               $5,175,979         $8,211,210
                                             ==========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                                  Fidelity
                                              Fidelity             Managed
                                             International         Income
                                              Growth and           Portfolio
                                              Income Fund           Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $408,751            $752,112
         Employer                                     0                   0
         Fund-to-Fund Transfers                 240,279           4,763,678
         Plan-to-Plan Transfers                  59,534              69,627
         Loan Repayments                        107,694             241,553
                                             ----------         -----------
                                                816,258           5,826,970
                                             ----------         -----------
   Investment Income:
       Dividend and Interest Income             120,391             752,344
       Net Change in Fair Value of
         Investments                            288,207                   0
                                             ----------         -----------
                                                408,598             752,344
                                             ----------         -----------
Application of Participants' Equity:
       Loans to Participants                     48,042             221,683
       Distributions to Active and
         Terminated Participants                236,330           2,781,257
       Administrative and Miscellaneous
         Expenses                                   139               5,436
                                             ----------         -----------
                                                284,511           3,008,376
                                             ----------         -----------
Increase (Decrease) in Net Assets
   Available for Benefits                       940,345           3,570,938

Net Assets Available for Benefits,
   Beginning of Year                          2,815,240          11,506,630
                                             ----------         -----------
Net Assets Available for Benefits,
   End of Year                               $3,755,585         $15,077,568
                                             ==========         ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                  Total All
                                                    Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                 $7,373,650
         Employer                                  2,427,868
         Fund-to-Fund Transfers                            0
         Plan-to-Plan Transfers                      839,496
         Loan Repayments                             311,794
                                                ------------
                                                  10,952,808
                                                ------------
   Investment Income:
       Dividend and Interest Income                8,865,982
       Net Change in Fair Value of
         Investments                                 918,634
                                                ------------
                                                   9,784,616
                                                ------------
Application of Participants' Equity:
       Loans to Participants                               0
       Distributions to Active and
         Terminated Participants                  11,671,129
       Administrative and Miscellaneous
         Expenses                                     33,512
                                                ------------
                                                  11,704,641
                                                ------------
Increase (Decrease) in Net Assets
   Available for Benefits                          9,032,783

Net Assets Available for Benefits,
   Beginning of Year                             116,678,319
                                                ------------
Net Assets Available for Benefits,
   End of Year                                  $125,711,102
                                                ============

See Accompanying Notes to Financial Statements

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

       General:

       The Illinois Power Company Incentive Savings Plan (the Plan) is sponsored and administered by Illinois Power Company (the Company). The Plan became effective as of June 1, 1984. Assets of the Plan are held and managed by a Trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to section 401(k) of the Internal Revenue Code (IRC). The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

       Participation:

       All salaried employees of the Company are eligible to participate in the Plan. In addition, all employees of Illinois Power Company's parent company, Illinova Corporation (Illinova), are eligible to participate, as are employees of Illinova's other subsidiary companies. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

       Plan Changes and Amendments:

       As of June 30, 1994, the administrator started phasing out the Guaranteed Investment Contract (GIC) option. No funds were contributed or transferred to the GIC after that date. Funds in the guaranteed investment contract were eligible to remain there until June 30, 1996, at which time the contract matured and the remaining funds were transferred to the Managed Income Portfolio.

       Effective April 1, 1997, new contributions and balances transferred from other options could be invested in five new alternatives. The one new Fidelity fund was the Fidelity U.S. Equity Index Commingled Pool. Three mutual funds managed by other firms include the Founders Growth Fund, USAA International Fund, and the Warburg Pincus Emerging Growth Fund. In addition, participants are able to buy individual stocks and make other investment choices. Additional fees apply for this service which is called Fidelity Brokerage Link. Fidelity Management Trust Company will continue to handle transactions and serve employees accounts, regardless of which funds the participant invests in.

       New contributions could also be made, or balances transferred to, the Stock Fund, the Fidelity Equity Income Fund, the Fidelity Retirement Growth Fund, the Fidelity Asset Manager Income Fund, the Fidelity Asset Manager Growth Fund, the Fidelity Asset Manager Fund, the Fidelity International Growth and Income Fund, or the Fidelity Managed Income Portfolio Fund, which were not affected by the changes.

       Effective June 1997, the Plan was amended to reflect the change to daily valuation and elections through telephonic delivery; permit participants to request a loan from amounts that have been rolled over to the Plan; increase the maximum Company Incentive Contribution; clarify that if a participant's additions exceeds the limits of section 415 of the IRC, correction will first be made by distributing the participant's after-tax and 401(k) contributions; and clarify that a participant must be an active employee on the last day of the plan year to receive a Company Incentive Contribution for that plan year.

       Contributions:

       Participants may make before-tax contribution by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

       Participants have the option of investing their contributions into any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time. Amounts are transferred between plans as participants change jobs. These transfers are shown in the Statement of Changes in Net Assets Available for Benefits with Fund Information as Plan-to-Plan Transfers.

       The Company contributes a monthly matching contribution to the Plan equal to 50% of the first $80 of the participants' monthly before-tax contributions and 25% of the balance of deferrals per month, up to 6% of the employee's base earnings for the month. All Company matching contributions are paid in units of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund.

       The Company has an Incentive Compensation arrangement in which all employees can earn Illinova stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

       Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

       ESOP:

       In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by Illinois Power, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

       As of December 31, 1997,  294,476 and 339,205  shares have been allocated
to  salaried   employees   for  Company   Match  and   Incentive   Compensation,
respectively.

       Distributions:

       Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Illinova common stock.

       Forfeitures:

       Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions. In the event that the participant or beneficiary makes a valid claim for the forfeited amount, the benefits shall be reinstated.

       Loans:

       The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 1997 and 1996, the interest rate was 9.50% and 9.25%, respectively.

       All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

       Plan Termination:

       It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Accounting:

       The accompanying Plan financial statements are prepared on the accrual basis of accounting.

       Investments:

       The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Participant notes receivable included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.

       Income:

       Interest and dividend income is accrued as earned.

       Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at actual cost; however, current value is used at the time of distribution to participants and results in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits with Fund Information.

       Expenses:

       Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

       Income Taxes:

       The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 - INVESTMENTS

     Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:
                                                    December 31, 1997

Investments at Fair Value as Determined by
Quoted Market Price
                                           Units        Value           Cost

Illinova Common Stock                     964,040    $25,968,828     $20,374,849

Fidelity Equity Income
Fund                                      799,689    $41,911,711     $28,462,446

Fidelity Retirement
Growth Fund                             1,964,771    $33,106,384     $34,459,220

Fidelity Asset Manager
Fund                                      510,242    $ 9,362,941     $ 7,937,016

Fidelity Managed Income
Portfolio Fund                         15,046,006    $15,046,006     $15,046,006




                                                    December 31, 1996

Investments at Fair
Value as Determined by
Quoted Market Price
                                          Units         Value           Cost

Illinova Common Stock                    872,551     $23,995,153     $19,065,430

Fidelity Equity Income
Fund                                     763,402     $32,696,498     $25,136,636

Fidelity Retirement
Growth Fund                            1,747,251     $30,209,967     $30,809,480

Fidelity Asset Manager
Fund                                     497,383     $ 8,191,890     $ 7,457,184

Fidelity Managed Income
Portfolio Fund                        15,051,091     $15,051,091     $15,051,091

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fidelity Management Trust Company, the Trustee for the Plan, purchased shares of Illinova Common Stock at a cost of $4,067,761 in 304 transactions and sold shares, the proceeds of which totaled $2,969,549, in 300 transactions. The net gain on these sales was $266,448. The transactions are allowable party-in-interest transactions under Section 408(3) of ERISA and the regulations thereunder.

     The majority of the assets of the Plan are invested in Fidelity Investments mutual funds. The Plan also invests in a short-term money market fund, the Fidelity Investments Cash Portfolio. The transactions with these Fidelity funds are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations thereunder. The number of purchase transactions with each fund and the dollar amount of purchases for each fund as of December 31, 1997 are listed below:

                                                  Purchase          Purchase
Fund                                            Transactions         Amount

Fidelity Equity Income Fund                          229          $ 8,550,554

Fidelity Retirement Growth Fund                      222          $10,012,632

Fidelity Asset Manager Income Fund                   108          $   525,176

Fidelity Asset Manager Growth Fund                   174          $ 2,668,826

Fidelity Asset Manager Fund                          179          $ 1,890,879

Fidelity International Growth and
Income Fund                                          160          $ 1,134,925

Fidelity Managed Income Portfolio
Fund                                                 176          $ 6,418,982

Fidelity US Equity Index
Commingled Pool                                      131          $ 3,124,601

Founders Growth Fund                                 123          $ 2,089,787

USAA International Fund                               87          $   947,444

Warburg Pincus Emerging Growth                        92          $ 1,116,291

Fidelity Brokerage Link                               66          $ 1,684,120

Cash Portfolio                                       139          $ 3,845,829

     The number of sales transactions with each fund, the dollar amount of sales, and the gain on these sales for each fund as of December 31, 1997 are shown below:

                                            Sales
                                            Trans-      Sales
Fund                                       actions      Amount          Gain

Fidelity Equity Income Fund                  202      $6,792,558      $1,567,814

Fidelity Retirement Growth
Fund                                         207      $6,807,073      $  444,181

Fidelity Asset Manager Income
Fund                                          53      $  514,433      $   19,515

Fidelity Asset Manager Growth
Fund                                         111      $1,184,084      $  147,533

Fidelity Asset Manager Fund                  144      $1,651,376      $  240,329

Fidelity International Growth
and Income Fund                              118      $1,590,774      $  171,227

Fidelity Managed Income
Portfolio Fund                               191      $6,424,067               0

Fidelity US Equity Index
Commingled Pool                               38      $  527,829      $   21,709

Founders Growth Fund                          30      $  257,458      $    7,722

USAA International Fund                       18      $  221,431      $   12,115

Warburg Pincus Emerging
Growth                                        20      $  184,332      $   18,600

Fidelity Brokerage Link                      176      $   62,738               0

Cash Portfolio                               229      $3,786,847               0

                                                             Line 27a Schedule I

                             Illinois Power Company
                             Incentive Savings Plan

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1997

Identity of Issue/                                                 Current
Description of Investment                        Cost               Value

*Illinova Common Stock                        $20,374,849        $25,968,828

*Fidelity Equity Income Fund                   28,462,446         41,911,711

*Fidelity Retirement Growth Fund               34,459,220         33,106,384

*Fidelity Asset Manager Income Fund             1,109,679          1,181,289

*Fidelity Asset Manager Growth Fund             6,258,228          7,373,529

*Fidelity Asset Manager Fund                    7,937,016          9,362,941

*Fidelity International Growth and
 Income Fund
                                                3,112,834          3,347,530

*Fidelity Managed Income Portfolio
 Fund
                                               15,046,006         15,046,006

*Fidelity US Equity Index
 Commingled Pool
                                                2,618,481          2,855,122

*Founders Growth Fund                           1,840,052          1,687,490

*USAA International Fund                          738,127            683,595

*Warburg Pincus Emerging Growth                   950,560            961,687

*Fidelity Brokerage Link                        1,696,088          1,621,382

**Participant Loans                             3,916,574          3,916,574
                                                ---------          ---------

                                             $128,520,160       $149,024,068
                                             ============       ============

*A party-in-interest to the Plan
**Interest rates on loans range
from 7% to 11%

                                                                                                                Line 27d Schedule II


                                                                    Illinois Power Company
                                                                    Incentive Savings Plan


                                                             Schedule of Reportable Transactions *
                                                             for the Year Ended December 31, 1997


                                                                Expense                               Current
Identity of                                                    Incurred                               Value of
Party Involved/              Purchase      Selling     Lease     with           Cost of               Asset on
Description of Asset           Price        Price     Rental    Trans            Asset                Trans Dt            Net Gain


Illinova Common Stock    $ 4,067,761    $2,969,549      N/A      N/A          $2,703,101           $2,969,549           $  266,448

Fidelity Equity
Income Fund
                         $ 8,550,554    $6,792,558      N/A      N/A         $5,224,744           $6,792,558           $1,567,814

Fidelity Retirement
Growth Fund
                         $10,012,632    $6,807,073      N/A      N/A         $6,362,892           $6,807,073           $  444,181

Fidelity Managed
Income Portfolio Fund
                         $ 6,418,982   $6,424,067      N/A       N/A         $6,424,067           $6,424,067                    0


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

     SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 Illinois Power Company
                                                 Incentive Savings Plan



                                                 by \S\ Kim B. Leftwich
                                                 Kim B. Leftwich
                                                 Vice-President

        Date: June 17, 1998

                                  EXHIBIT INDEX

                             Exhibits Filed Herewith



            Exhibit No.                    Description



                 1                         Consent of Independent Accountants

                                                                       Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278 of Illinova Corporation of our report on the Illinois Power Company Incentive Savings Plan for the year ended December 31, 1997, dated June 12, 1998, which is incorporated by reference in this Form 11-K.






by /s/ Price Waterhouse LLP

St. Louis, Missouri
June 12, 1998